UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K


(Mark One)
|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996.

                                                    OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________________________ to _________________________



                       Commission file number: 33-92434

                                    DENDRITE
                         401(k) RETIREMENT SAVINGS PLAN

                      ------------------------------------



       (Full title of the plan and address of the plan, if different from that of the issuer named below)


                          DENDRITE INTERNATIONAL, INC.
           1200 Mount Kemble Avenue, Morristown, New Jersey 07960-6797

                      ------------------------------------



           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                  DENDRITE
                  401(k) RETIREMENT SAVINGS PLAN

                  FINANCIAL STATEMENTS
                  AS OF DECEMBER 31, 1996 AND 1995
                  TOGETHER WITH AUDITORS' REPORT

                                    DENDRITE


                         401(k) RETIREMENT SAVINGS PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                           Page
                                                                           ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      1

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
    FOR THE YEAR ENDED DECEMBER 31, 1996                                      2

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
    FOR THE YEAR ENDED DECEMBER 31, 1995                                      3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
    FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1996                  4-5

NOTES TO FINANCIAL STATEMENTS                                              6-10

SCHEDULES:

I.       ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT
         PURPOSES--DECEMBER 31, 1996                                         11

II.      ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS--
         DECEMBER 31, 1996                                                   12

III.     ITEM 27e--SCHEDULE OF NON-EXEMPT TRANSACTIONS--
         DECEMBER 31, 1996                                                   13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Trustees and Plan Administrator
of the Dendrite 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Dendrite 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                         /s/ Arthur Andersen LLP

Philadelphia, Pa.,
March 25, 1998

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                       Goldman        Goldman Sachs     Goldman Sachs                       Goldman Sachs
                                    Sachs Capital     International        Growth &       Goldman Sachs        Money
                                     Growth Fund       Equity Fund       Income Fund      Balanced Fund     Market Fund
                                    -------------     -------------     -------------     -------------     ------------

CASH                                $          --     $          --     $          --     $          --     $         --
INVESTMENTS, at fair value              1,205,313           162,026         1,097,504           677,163          300,057
RECEIVABLES:
  Contributions                            19,214             4,988            20,002            13,593            3,563
  Loans                                       741               139               459               456            1,068
MANDATORY  DISTRIBUTION PAYABLE                --                --                --                --               --
LOANS TO PARTICIPANTS                          --                --                --                --               --
                                    -------------     -------------     -------------     -------------     ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                     $   1,225,295     $     167,153     $   1,117,965     $     691,212     $    304,688
                                    =============     =============     =============     =============     ============

                                       Dendrite
                                    International
                                     Common Stock     Loan Fund       Other        Total
                                    -------------    -----------     --------    ----------

CASH                                $       6,536    $        --     $     --    $    6,536
INVESTMENTS, at fair value                 38,363             --           --     3,480,426
RECEIVABLES:
  Contributions                             4,973             --       85,275       151,635
  Loans                                       195         (3,058)          --            --
MANDATORY  DISTRIBUTION PAYABLE               --              --      (22,642)      (22,642)
LOANS TO PARTICIPANTS                         --          84,829           --        84,829
                                    -------------    -----------     --------    ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                     $      50,067    $    81,771     $ 62,633    $3,700,784
                                    =============    ===========     ========    ==========


         The accompanying notes are an integral part of this statement.

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1995



                                        F&G          Goldman Sachs     Goldman Sachs     Goldman Sachs
                                     Guaranteed         Capital        International       Growth &        Goldman Sachs
                                    Annuity Fund      Growth Fund       Equity Fund       Income Fund      Balanced Fund
                                    ------------     -------------     -------------     -------------     -------------
INVESTMENTS, at fair value          $    364,693     $     723,346     $      57,849     $     735,254     $     451,556
RECEIVABLES:
  Employee contributions                      --             7,863               645             7,648             4,175
  Employer contributions                      --             1,335                91             1,700             1,567
  Other                                       --                --                --                --
LOANS TO PARTICIPANTS                         --                --                --                --                --
                                    ------------     -------------     -------------     -------------     -------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                     $    364,693     $     732,544     $      58,585     $     744,602     $     457,298
                                    ============     =============     =============     =============     =============

                                    Goldman Sachs       Dendrite
                                        Money         International                       Other
                                     Market Fund       Common Stock      Loan Fund      Receivables        Total
                                    -------------     -------------     -----------     -----------     ----------
INVESTMENTS, at fair value          $      73,165     $      54,000      $       --     $        --     $2,459,863
RECEIVABLES:
  Employee contributions                    4,029               601              --              --         24,961
  Employer contributions                    1,539                85              --              --          6,317
  Other                                        --                --              --          83,380         83,380
LOANS TO PARTICIPANTS                          --                --          79,359           --            79,359
                                    -------------     -------------     -----------     -----------     ----------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                     $      78,733     $      54,686     $    79,359     $    83,380     $2,653,880
                                    =============     =============     ===========     ===========     ==========


          The accompany notes are an integral part of this statement.

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                        F&G          Goldman Sachs     Goldman Sachs     Goldman Sachs
                                     Guaranteed         Capital        International         Growth        Goldman Sachs
                                    Annuity Fund      Growth Fund       Equity Fund       Income Fund      Balanced Fund
                                    ------------     -------------     -------------     -------------     -------------
ADDITIONS TO NET ASSETS:
 Contributions by employees         $         --     $     235,295     $      49,639     $     210,078     $      96,741
 Contributions by employer                    --            63,966            10,904            55,145            33,336
 Rollovers                                    --            40,784            18,268            25,868            12,528
 Interest and dividends                      797             8,393                --            14,895            21,406
 Loan repayments including
  interest                                    --            10,445             1,959             6,475             6,436
 Net unrealized appreciation
  (depreciation) in fair value
  of investments                              --           195,731            17,926           213,642            80,441
 Total additions                             797           554,614            98,696           526,103           250,888
                                    ------------     -------------     -------------     -------------     -------------
DEDUCTIONS FROM NET ASSETS:
 Benefits paid to participants                --          (128,996)           (8,470)         (208,865)          (31,597)
 Loans                                        --           (22,979)               --            (6,255)           (1,467)
 Total deductions                             --          (151,975)           (8,470)         (215,120)          (33,064)

                                        F&G          Goldman Sachs     Goldman Sachs     Goldman Sachs
                                     Guaranteed         Capital        International       Growth &        Goldman Sachs
                                    Annuity Fund      Growth Fund       Equity Fund       Income Fund      Balanced Fund
                                    ------------     -------------     -------------     -------------     -------------
NET INCREASE (DECREASE)
  IN PLAN BENEFITS PRIOR
  TO TRANSFERS                               797           402,639            90,226           310,983           217,824

NET INTERFUND TRANSFERS                 (365,490)           90,112            18,342            62,380            16,090

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS BEGINNING OF YEAR             364,693           732,544            58,585           744,602           457,298
                                    ------------     -------------     -------------     -------------     -------------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, END OF YEAR             $         --     $   1,225,295     $     167,153     $   1,117,965     $     691,212
                                    ============     =============     =============     =============     =============


                                    Goldman Sachs       Dendrite
                                        Money         International
                                     Market Fund       Common Stock      Loan Fund        Other          Total
                                    -------------     -------------     -----------     ----------     ----------
ADDITIONS TO NET ASSETS:
 Contributions by employees         $      28,721     $      27,271     $        --     $       --     $  647,745
 Contributions by employer                  9,198             6,214              --          1,895        180,658
 Rollovers                                 34,686             4,600              --             --        136,734
 Interest and dividends                    14,438                --              --             --         59,929
 Loan repayments including
  interest                                 15,063             2,749         (37,088)            --          6,039
 Net unrealized appreciation
  (depreciation) in fair value
  of investments                               --           (36,293)             --             --        471,447
 Total additions                          102,106             4,541         (37,088)         1,895      1,502,552
                                    -------------     -------------     -----------     ----------     ----------

DEDUCTIONS FROM NET ASSETS:
 Benefits paid to participants           (45,869)            (9,209)             --        (22,642)      (455,648)
 Loans                                    (8,799)                --          39,500             --             --
 Total deductions                        (54,668)            (9,209)         39,500        (22,642)      (455,648)

                                     Goldman Sachs       Dendrite
                                         Money         International                       Other
                                      Market Fund       Common Stock      Loan Fund      Receivables        Total
                                     -------------     -------------     -----------     -----------     ----------
NET INCREASE (DECREASE)
  IN PLAN BENEFITS PRIOR
  TO TRANSFERS                              47,438            (4,668)          2,412         (20,747)     1,046,904

NET INTERFUND TRANSFERS                    178,517                49              --              --             --

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS BEGINNING OF YEAR                78,733            54,686          79,359          83,380      2,653,880
                                     -------------     -------------     -----------     -----------     ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, END OF YEAR              $     304,688     $      50,067     $    81,771     $    62,633     $3,700,784
                                     =============     =============     ===========     ===========     ==========


         The accompanying notes are an integral part of this statement.

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


1.   PLAN DESCRIPTION

The following description of the Dendrite 401(k) Retirement Savings Plan (the "Plan") formerly the Dendrite Inc. 401(k) Profit Sharing Plan provides only general information. Participants should refer to the Plan document as amended and restated effective as of July 1, 1990, together with the amendments to the Plan document and to the summary plan description for more complete information.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Those eligible to participate in the Plan are salaried employees of Dendrite International (the "Company") who have attained the age of 21.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with the AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans."

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and disbursements during the reporting period. Actual results could differ from those estimates.

Contributions

Participants may make elective salary deferral contributions up to 15% of their pretax compensation. Employee elected salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($9,500 in 1996). Distributions from other qualified retirement plans can also be transferred into the Plan and retained as a rollover contribution. The Company makes matching contributions to the participant accounts of participants who have completed one year of service with the Company. The match is equal to 50% of the participant's contributions, which does not exceed 6% of the participant's total compensation.

Participant Accounts

Each participant's account is credited with the participant's elected salary deferral, employer matching contributions, and an allocation of the Plan's earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the balance in their account. Terminated participants forfeit non-vested Company contributions.

Valuation of Investments

Quoted market prices are used to value investments. Cash equivalents are stated at cost which approximate fair value.

Investment Options

As of December 31, 1996, participants may elect to invest their salary deferrals, along with the employer matching contribution, in five investment options with Goldman Sachs, & Co.
("Goldman Sachs") or in the Company's Common Stock.


             Fund Name                                  Description
-----------------------------------------   -----------------------------------

Goldman Sachs Capital Growth Fund           Objective is long-term capital
                                            growth. At least 65% of total
                                            assets are invested in equity
                                            securities. The investment adviser
                                            considers long-term capital
                                            appreciation potential in selecting
                                            investments.

Goldman Sachs International Equity Fund     Objective is long-term capital
                                            appreciation.  Substantially all,
                                            and at least 65% of total assets
                                            are invested in equity securities
                                            of companies organized outside the
                                            U.S. or whose securities are
                                            principally traded outside the U.S.
                                            The Fund may invest in securities
                                            of issuers located in countries
                                            with emerging economies or
                                            securities markets and employ
                                            certain currency management
                                            techniques.

Goldman Sachs Growth & Income Fund          Objective is the long-term growth
                                            of capital appreciation and growth
                                            of income.  At least 65% of total
                                            assets are invested in equity
                                            securities that the investment
                                            adviser considers to have favorable
                                            prospects for capital appreciation
                                            and/or dividend paying ability.

             Fund Name                                  Description
-----------------------------------------   -----------------------------------
Goldman Sachs Balanced Fund                 Objective is long-term capital
                                            growth and current income. Between
                                            45% and 65% of total assets are
                                            invested in equity securities and
                                            at least 25% of total assets are
                                            invested in fixed income senior
                                            securities.

Goldman Sachs Money Market Fund             Objective is to maximize current
                                            income to the extent consistent
                                            with the preservation of capital
                                            and the maintenance of liquidity by
                                            investing exclusively in high
                                            quality money market instruments.

Participants are allowed to redirect their future investment contributions or exchange their existing account balances among investment options as defined in the Plan document.

The fair market value of individual investments that represent 5% or more of the Plan's total net assets available for benefits as of December 31, 1996, are as follows:


                                                             Fair Market Value
              Investment                                     December 31, 1996
--------------------------------------------               --------------------
Goldman Sachs:
     Capital Growth Fund                                       $ 1,205,313
     Growth and Income Fund                                    $ 1,097,504
     Balanced Fund                                             $   677,163
     Money Market Fund                                         $   300,057

Vesting

Participants are immediately vested in 100% of their employee elected salary deferrals and earnings thereon. Vesting in employer matching contributions, forfeitures, and earnings on these amounts is based on years of service. Participants vest at a rate of 20% per year, becoming fully vested after five years of credited service or attainment of normal retirement age, as defined.

Forfeitures

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. All forfeitures are "allocated" or divided among participants eligible to share for a Plan year. Forfeitures are allocated to each participant in the same proportion that his or her compensation bears to the aggregate compensation of all participants during the Plan year. For the year ended December 31, 1996, the value of employer matching contributions forfeited totaled $13,174.

Administrative Expenses

Administrative expenses incurred in the operation of the Plan have been paid by the Company and are not reflected in the accompanying financial statements.

3.   PARTICIPANT LOANS

Under defined conditions, participants are entitled to borrow in a limited capacity from the Plan. Loans are limited to the lesser of the amount requested or 50% of the participant's vested account balance or $50,000 with a minimum loan amount of $1,000. Loan repayments are made in the form of direct withdrawals from the participant's payroll funds. Loans bear interest at the prime rate and are repayable over no more than five years, unless the loan provides funding for the purchase of the participant's principal residence. As of December 31, 1996, interest rate ranged from 6% to 7.5% on loans outstanding.

4.   DISTRIBUTIONS TO PARTICIPANTS

Distributions to retiring or terminated participants are generally made in the year following retirement or termination. Distributions due participants at December 31, 1996, amounted to $184,939. No distributions were due participants at December 31, 1995. The distributions due to participants are classified as a component of net assets available for plan benefits in the accompanying financial statements.

5.   TAX STATUS

The Plan has been amended to include all changes to comply with the Tax Reform Act of 1986. Although the Plan, as amended, has not received a letter of determination from the Internal Revenue Service, the Plan's management is of the opinion that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, management believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1996 and 1995.

 In 1994 and 1995, the Plan did not meet certain requirements to qualify as non-discriminatory under the Internal Revenue Code. In order to meet these requirements the Company will need to make qualified non-elective contributions to the Plan. The Company is presently engaged in discussions with the Internal Revenue Service regarding the exact amount of these contributions. The Company presently believes that the amount of the contributions will be no less than $15,284 and $62,410 for 1994 and 1995, respectively. Such amounts have been included in Other in the statements of net assets available for plan benefits.

In 1996, the Plan did not meet certain requirements to qualify as non-discriminatory. In order to meet these requirements the Company refunded $22,642 to participants subsequent to December 31, 1996. Such amount has been reflected as a mandatory distribution payable on the December 31, 1996 statement of net assets available for plan benefits.

6.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:



                                                                   December 31,
                                                                       1996
                                                                  -------------
Net Assets available for plan benefits per the
  financial statements                                              $3,700,784
Less -Qualified non-elective contributions
  receivable                                                           (77,694)
Add - Mandatory distribution payable                                    22,642
Net Assets available for plan benefits per Form                      3,645,732
  5500

                                                                     SCHEDULE I
                                                               EIN #:22-2786386
                                                                    PLAN #: 001


                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

           ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                     Par Value
                                     of Number                      Fair Market
  Description of Investment          of Shares          Cost           Value
--------------------------------     ----------     -----------     -----------
GOLDMAN SACHS INVESTMENTS
Capital Growth Fund                      76,771     $ 1,229,830     $ 1,205,313
International Equity Fund                 8,126         148,196         162,026
Growth & Income Fund                     49,326         992,699       1,097,504
Balanced Fund                            37,044         638,296         677,163
Money Market Fund                       300,057         300,057         300,057
DENDRITE INTERNATIONAL:
Common Stock                              4,650          78,609          38,363
                                                    -----------     -----------
                                                    $ 3,387,687     $ 3,480,426
                                                    ===========     ===========
LOANS TO PARTICIPANTS (6% to 7.5%)                  $    81,771     $    81,771
                                                    ===========     ===========

                                                                    SCHEDULE II
                                                               EIN #:22-2786386
                                                                    PLAN #: 001


                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

                 ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                    Number of      Purchase     Cost of                        Gain
Identity of Party        Asset Description        Transactions       Price      Asset Sold     Sale Price     (Loss)
-----------------     -----------------------     ------------     --------     ----------     ----------     ------
Single
------
F&G                   Guaranteed Annuity Fund           1           $    --             (A)    $  365,490         (A)
Goldman Sachs         Money Market Fund                 1           365,490             --     $       --         --

Series
------
Goldman Sachs         Capital Growth Fund              23           429,193             --             --         --
                                                        1                --         12,557         11,933       (624)
Goldman Sachs         Growth & Income Fund             19           316,054            --              --         --
                                                        2                --         46,284         50,084      3,800
Goldman Sachs         Balanced Fund                    18           195,276             --             --         --
                                                        2                --          8,377          9,021        644
Goldman Sachs         Money Market Fund                33           342,038             --             --         --
                                                        8                --        205,145        205,145         --

         (A) THE ASSET CUSTODIAN WAS UNABLE TO PROVIDE THIS INFORMATION

                                                                   SCHEDULE III
                                                              EIN #: 22-2786386
                                                                    PLAN #: 001


                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

                  ITEM 27e--SCHEDULE OF NON-EXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                  Relationship                                                             Net Loss
      Identify of Party             to Plan                     Description of Transaction              on Transaction
-----------------------------     ------------     ------------------------------------------------     --------------
                                                                                                        <C
Innovative Design Consultants     Recordkeeper     Cash for Plan contributions and distributions        $       (7,581)
                                                   were deposited into a noninterest bearing cash
                                                   account.  The cash was commingled with cash
                                                   from other benefit plans and was not credited to
                                                   participant accounts in a timely manner.


                   Note: This amount will be paid to the Plan.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        DENDRITE
                                        401(K) RETIREMENT SAVINGS PLAN


                                        _______________________________________
                                        (Full title of the plan)


Date: June 3, 1998
                                        /s/ Christopher French
                                        _______________________________________
                                        Christopher French
                                          General Counsel, Vice President
                                          and Plan Trustee